UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HCA Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101

1.	Name of Reporting Person Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,520,533*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,520,533*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,520,533*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 62.2%**
12.	Type of Reporting Person (See Instructions) HC

_________________________________________
*Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 171,623 shares of HCA Holdings, Inc. held directly Merrill Lynch Ventures L.P. 2001 as of December 31, 2011.   See Item 4 of the Statement on Schedule 13G.

**The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Merrill Lynch & Co., Inc
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,520,533
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,520,533
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,520,533*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 62.2%**
12.	Type of Reporting Person (See Instructions) CO

__________________________________
*Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 171,623 shares of HCA Holdings, Inc. held directly Merrill Lynch Ventures L.P. 2001 as of December 31, 2011.   See Item 4 of the Statement on Schedule 13G.

**The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Merrill Lynch Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,520,533
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,520,533
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,520,533*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 62.2%**
12.	Type of Reporting Person (See Instructions) CO

_______________________________________________________
*Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 171,623 shares of HCA Holdings, Inc. held directly Merrill Lynch Ventures L.P. 2001 as of December 31, 2011.   See Item 4 of the Statement on Schedule 13G.

**The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Merrill Lynch Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,520,533
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,520,533
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,520,533*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 62.2%**
12.	Type of Reporting Person (See Instructions) OO

_________________________________
*Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 171,623 shares of HCA Holdings, Inc. held directly Merrill Lynch Ventures L.P. 2001 as of December 31, 2011.   See Item 4 of the Statement on Schedule 13G.

**The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,520,533
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,520,533
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,520,533*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 62.2%**
12.	Type of Reporting Person (See Instructions) PN

_______________________________________
 *Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 171,623 shares of HCA Holdings, Inc. held directly Merrill Lynch Ventures L.P. 2001 as of December 31, 2011.   See Item 4 of the Statement on Schedule 13G.

**The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Holdings, Inc. (the “Issuer”).

Item 1.

(a)           Name of Issuer:

HCA Holdings, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

One Park Plaza
Nashville, Tennessee 37203

Item 2.

(a)           Name of Person Filing:

Bank of America Corporation
Merrill Lynch & Co., Inc.
Merrill Lynch Group, Inc.
Merrill Lynch Ventures, LLC
Merrill Lynch Ventures L.P. 2001

(b)           Address of Principal Business Office, or, if None, Residence:

100 N Tryon Street
Charlotte, NC 28255

(c)           Citizenship:

See Item 4 of each cover page.

(d)           Title of Class of Securities:

Common stock, $0.01 par value per share.

(e)           CUSIP Number:

444119109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 40412C101

Item 4.                   Ownership.

(a)           Amount beneficially owned:

Hercules Holding II, LLC (“Hercules”) holds 271,348,910 Shares, which represents 62.2% of the outstanding Shares of the Issuer.  The membership units of Hercules are held by a private investor group, including affiliates of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Dr. Thomas F. Frist, Jr., the founder of the Issuer, as well as Merrill Lynch Ventures L.P. 2001 (“ML Ventures L.P.”).  Such holders of Hercules’ units are parties to the limited liability company agreement of Hercules, dated as of November 17, 2006, as amended (the “Hercules LLC Agreement”).

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules.  However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares beneficially owned by the other persons who may be deemed to be members of such group.

In addition, as of December 31, 2011, ML Ventures L.P. held an additional 171,623 Shares of the Issuer directly.  ML Ventures L.P. subsequently sold these shares on January 24, 2012 as described in the Form 4 filed by Bank of America Corporation on January 26, 2012.  On February 9, 2012, Hercules distributed 170,877 Shares to ML Ventures L.P and as of such date ML Ventures L.P. held a total of 3,358,710 Shares (170,877 directly and 3,187,833 as a result of its ownership of units of Hercules).

See below.

(b)           Percent of class:  See below.

(c)           Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Zero.

(ii) Shared power to vote or to direct the vote

See below.

(iii) Sole power to dispose or to direct the disposition of

171,623

(iv) Shared power to dispose or to direct the disposition of

See below.

CUSIP No. 40412C101

As of December 31, 2011, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding units of Hercules and the number and percentage of Shares of the Issuer listed opposite its name:

Reporting Person	Number of Shares Held as Hercules Units	Percentage of Hercules Units(1)	Number of Shares Owned Directly	Total Percentage of Issuer Shares Owned(2)
Bank of America Corporation(3)	0	0	0	0
Merrill Lynch & Co., Inc.(4)	0	0	0	0
Merrill Lynch Group, Inc.(5)	0	0	0	0
Merrill Lynch Ventures, LLC(6)	0	0	0	0
Merrill Lynch Ventures L.P. 2001(7)	3,358,710	1.24%%	171,623	0.81%

(1)	Based on a total of 271,348,910 membership units of Hercules outstanding as of December 31, 2011.

(2)
The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

(3)
BAC, a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons.  Its specific relationship to the other Reporting Persons is explained below.  As the ultimate parent company of the other Reporting Persons, as of December 31, 2011, it may be deemed to beneficially own 3,530,333 Shares, representing 0.81% of the outstanding Shares of the Issuer.  BAC expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(4)
Merrill Lynch &Co., Inc. (“ML&Co”), a Delaware corporation, is a wholly owned subsidiary of BAC.  Its specific relationship to the other Reporting Persons (other than BAC) is explained below.  Because of such relationship, it may be deemed to beneficially own 3,530,333 Shares, representing 0.81% of the outstanding Shares of the Issuer.  ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(5)
Merrill Lynch Group, Inc. (“ML Group”), a Delaware corporation, is a wholly owned subsidiary of ML&Co.  Its specific relationship to the other Reporting Persons (other than BAC and ML&Co) is explained below. Because of such relationship, it may be deemed to beneficially own 3,530,333 Shares, representing 0.81% of the outstanding Shares of the Issuer.  ML Group hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

CUSIP No. 40412C101

(6)
Merrill Lynch Ventures, LLC (“ML Ventures LLC”), a Delaware limited liability company, is a wholly owned subsidiary of ML Group.  It is also the sole general partner of ML Ventures LP (as defined below) and as such may be deemed to beneficially own all the 3,530,333 Shares (representing 0.81% of the outstanding Shares of the Issuer) owned by ML Ventures L.P.  ML Ventures LLC hereby expressly disclaims beneficial ownership of Shares held by the Reporting Persons.

(7)
ML Ventures L.P. is a Delaware limited partnership. Its decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer) are made by the management and investment committee of the board of directors of ML Ventures LLC.  ML Ventures L.P. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

Item 5.                    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.                   Identification and Classification of Members of the Group.

See Item 4(a).

CUSIP No. 40412C101

The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Bain Capital Investors, LLC	Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Dr. Thomas F. Frist, Jr.

Bain Capital Investors LLC	KKR Millennium Fund L.P.	Dr. Thomas F. Frist, Jr.
BCIP TCV, LLC	KKR Associates Millennium L.P.	Thomas F. Frist, III
Bain Capital Integral Investors, LLC	KKR Millennium GP LLC	Patricia C. Frist
Bain Capital Hercules Investors, LLC	KKR 2006 Fund L.P.	Patricia F. Elcan
	KKR Associates 2006 L.P.	Frisco, Inc.
	KKR 2006 GP LLC	Frisco Partners
	OPERF Co-Investment L.L.C.	William R. Frist
KKR PEI Investments, L.P.
KKR PEI Associates, L.P.
KKR PEI GP Limited
Kohlberg Kravis Roberts & Co. L.P.
KKR & Co. L.L.C.
KKR Partners III, L.P.
KKR III GP L.L.C.

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.                      Notice of Dissolution of Group.

Not applicable.
Item 10.                    Certifications.

Not applicable.

CUSIP No. 40412C101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2012

BANK OF AMERICA CORPORATION
By:	/s/ Michael Didovic Name: Michael Didovic Title: Authorized Signatory

MERRILL LYNCH & CO., INC
By:	/s/ Lawrence Emerson Name: Lawrence Emerson Title: Attorney-In-Fact

MERRILL LYNCH GROUP, INC.
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Authorized Signatory

MERRILL LYNCH VENTURES, LLC
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

MERRILL LYNCH VENTURES L.P. 2001 By: Merrill Lynch Ventures, LLC, its general partner
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

CUSIP No. 40412C101

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement